UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                          GARDNER DENVER MACHINERY INC.
                ----------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.01 per share
                ----------------------------------------------------------------
                         (Title of class of securities)

                                    365558105
                          -----------------------------
                                 (CUSIP number)

                                 R.C.O. Hellyer
                          J O Hambro & Company Limited
                                  10 Park Place
                             London SW1A 1LP England
                               011-44-171-222-2020
     ---------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                               September 16, 1996
           ------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with the statement [] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Exhibit Index appears on page _____.

                                                       Page 1 of  ___ Pages

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                  Page 2 of  ___ Pages

                                       13D

CUSIP No. 365558105                           Page 3 of ___  Pages








1.         NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           J O Hambro & Partners Limited
           No S.S. or IRS Identification Number
                                                                     (a)  [ ]
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (b)  [x]
3.         SEC USE ONLY

4.         SOURCE OF FUNDS*
           WC
5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION
           England
                      7.      SOLE VOTING POWER
      NUMBER OF               0
       SHARES
     BENEFICIALLY     8.      SHARED VOTING POWER
      OWNED BY                125,000
       EACH
     REPORTING        9.      SOLE DISPOSITIVE POWER
      PERSON                  0
       WITH
                     10.      SHARED DISPOSITIVE POWER
                              125,000


11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           125,000

12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                 [ ]

13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.6%

14.        TYPE OF REPORTING PERSON*
           IA, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                          Page 4 of ___  Pages







1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Growth Financial Services Limited
          No S.S. or IRS Identification Number

                                                                      (a)  [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*
          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                            10.    SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.       TYPE OF REPORTING PERSON*
          CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                          Page 5 of ___ Pages








1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          North Atlantic Smaller Companies Investment Trust plc
          No S.S. or IRS Identification Number
                                                                      (a)  [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                           10.     SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.       TYPE OF REPORTING PERSON*
          IV, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                               Page 6 of ___ Pages








 1.       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Christopher Harwood Bernard Mills
          No S.S. or IRS Identification Number
                                                                      (a)  [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARE VOTING POWER
         OWNED BY                  125,000
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                           10.     SHARED DISPOSITVE POWER
                                   125,000


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          125,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.6%

14.      TYPE OF REPORTING PERSON*
          IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                               Page 7 of ___  Pages








 1.       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro Investment Management Limited
          No S.S. or IRS Identification Number
                                                                      (a)  [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  0
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                           10.     SHARED DISPOSITIVE POWER
                                   0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0%

14.       TYPE OF REPORTING PERSON*
          IA, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                               Page 8 of ___ Pages








1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro & Company Limited
          No S.S. or IRS Identification Number

                                                                      (a)  [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  125,000
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                           10.     SHARED DISPOSITIVE POWER
                                   125,000

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          125,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.6%

14.       TYPE OF REPORTING PERSON*
          HC, CO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                               Page 9 of ___  Pages








1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          J O Hambro Asset Management Limited
          No S.S. or IRS Identification Number
                                                                    (a)    [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (b)    [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  125,000
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                           10.     SHARED DISPOSITIVE POWER
                                   125,000


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          125,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.6%

14.       TYPE OF REPORTING PERSON*
          HC, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                               Page 10 of ___  Pages








 1.       NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          American Opportunity Trust plc
          No S.S. or IRS Identification Number
                                                                      (a)  [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          England
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  85,000
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                           10.     SHARED DISPOSITIVE POWER
                                   85,000


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          85,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.7%

14.       TYPE OF REPORTING PERSON*
          IV, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                               Page 11 of ___  Pages








1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Oryx International Growth Fund Limited
          No S.S. or IRS Identification Number
                                                                      (a)  [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  40,000
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                           10.     SHARED DISPOSITIVE POWER
                                   40,000

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%

14.       TYPE OF REPORTING PERSON*
          IV, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D

CUSIP No. 365558105                               Page 12 of ___  Pages








1.        NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          Consulta (Channel Islands) Limited
          No S.S. or IRS Identification Number
                                                                      (a)  [ ]
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (b)  [X]

3.        SEC USE ONLY

4.        SOURCE OF FUNDS*

          WC

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                    [ ]

6.        CITIZENSHIP OR PLACE OF ORGANIZATION
          Guernsey
                            7.     SOLE VOTING POWER
         NUMBER OF                 0
          SHARES
       BENEFICIALLY         8.     SHARED VOTING POWER
         OWNED BY                  40,000
           EACH
         REPORTING          9.     SOLE DISPOSITIVE POWER
          PERSON                   0
           WITH
                           10.     SHARED DISPOSITIVE POWER
                                   40,000


11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          40,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%

14.       TYPE OF REPORTING PERSON*
          IA, CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 1 TO
                            STATEMENT ON SCHEDULE 13D

         This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") amends and restates the Statement on Schedule 13D (the "Schedule 13D") filed on October 18, 1995 with the Securities and Exchange Commission.

Item 1.  Security and Issuer

         Item 1 is amended and restated in its entirety as follows:

         This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Gardner Denver Machinery Inc., a Delaware corporation (the "Company"), that has its principal executive offices at 1800 Gardner Expressway, Quincy, Illinois 62301.

Item 2.  Identity and Background.

         Item 2 is amended and restated in its entirety as follows:

         2 (a-c, f).

I.  Filing Parties:

         This Statement is filed on behalf of the following ten persons, who are collectively referred to as the "Filing Parties":

1. J O Hambro & Partners Limited ("J O Hambro & Partners") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Partners is principally engaged in the business of investment management and advising. It serves as co-investment adviser to NASCIT and American Opportunity Trust and as investment adviser to Oryx and various private clients.

2. Growth Financial Services Limited ("GFS"), formerly named Growth Investment Management Limited, is a corporation organized under the laws of England with its principal office at 77 Middle Street, Brockham, Surrey RH3 7HL England and with its principal business at 10 Park Place, London SW1A 1LP England. GFS has undertaken to provide the services of Christopher Harwood Bernard Mills to NASCIT.

3. North Atlantic Smaller Companies Investment Trust plc ("NASCIT"), formerly named Consolidated Venture Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. NASCIT is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to NASCIT.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is 10 Park Place, London SW1A 1LP England. His principal employment is service as executive

                                                  Page 13 of ___ Pages
         director of NASCIT and American Opportunity Trust, as a director of J O Hambro & Partners, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. J O Hambro Asset Management Limited ("J O Hambro Asset Management") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Asset Management functions as an intermediate holding company for J O Hambro & Partners and J O Hambro Investment.

6. J O Hambro & Company Limited ("J O Hambro & Company") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro & Company functions as the ultimate holding company for J O Hambro & Partners.

7. J O Hambro Investment Management Limited ("J O Hambro Investment") is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. J O Hambro Investment is principally engaged in the business of discretionary investment management of private client portfolios.

8. American Opportunity Trust plc ("American Opportunity Trust"), formerly named Leveraged Opportunity Trust plc, is a corporation organized under the laws of England with its principal office and business at 10 Park Place, London SW1A 1LP England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro & Partners serve as co-investment advisers to American Opportunity Trust.

9. Oryx International Growth Fund Limited ("Oryx") is a corporation organized under the laws of the Island of Guernsey with its principal business and address at Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Oryx is a closed-end investment company.
         J O Hambro & Partners and Consulta serves as investment advisers to Oryx.

10. Consulta (Channel Islands) Limited ("Consulta") is a corporation organized under the laws of the Island of Guernsey with its principal office and business at P.O. Box 208, Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey. Consulta is principally engaged in the business of investment management and advising and serves as investment manager for Oryx.

II.      Control Relationships:

         J O Hambro & Partners is a majority-owned subsidiary of J O Hambro Asset Management, which is in turn a wholly-owned subsidiary of J O Hambro & Company.

         J O Hambro Investment is a majority-owned subsidiary of J O Hambro Asset Management.

         Christopher Harwood Bernard Mills owns 99% of the equity of GFS, and serves as a director of J O Hambro & Partners and as executive director of NASCIT and American Opportunity Trust.

                                                  Page 14 of ___ Pages

         Consulta is a wholly-owned subsidiary of Consulta Limited, which is a corporation organized under the laws of England with its principal office and business at 20 St. James's Street, London SW1A 1ES England. Consulta Limited is principally engaged in the business of investment managing and advising.

III.     Executive Officers and Directors:

         In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

         2(d).  Criminal Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         2(e).  Civil Securities Law Proceedings

         During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is amended and restated in its entirety as follows:

         The Filing Parties used their working capital funds to purchase the shares of Common Stock to which this statement relates (the "Shares").

         The amount of funds used to date to acquire the Shares is approximately $4,360,126 (exclusive of brokerage fees and commissions).

Item 4.  Purpose of Transaction.

         Item 4 is restated in its entirety as follows:

         The shares of Common Stock of the Company held directly or indirectly by the Filing Parties were acquired for the purpose of investment. Depending upon the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, money and stock market conditions and general economic conditions), the Filing Parties or any one of them (or other persons who may be deemed to be affiliated with one or more of the Filing Parties) may from time to time purchase Common Stock, dispose of all or a portion of the Common Stock each

                                                     Page 15 of ___ Pages
holds, or cease buying or selling Common Stock. Any additional purchases of the Common Stock may be in the open market or in privately negotiated transactions, or otherwise.

         Except as described in this Item 4, as of the date of this statement none of the Filing Parties has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or its subsidiaries, if any; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended and restated in its entirety as follows:

         (a) - (b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned by each of the Filing Parties are as follows:



                                                                  Number of           Number of
                                              Number of           Shares:             Shares: Sole
Filing                     Aggregate          Shares: Sole        Shared              or Shared
Party                      Number of          Power to            Power to            Power to              Approximate
                           Shares:            Vote                Vote                Dispose               Percentage*
J O Hambro                    125,000                   0             125,000              125,000                  2.6%
& Partners

J O Hambro                    125,000                   0             125,000              125,000                  2.6%
& Company

J O Hambro Asset              125,000                   0             125,000              125,000                  2.6%
Management

J O Hambro                          0                   0                   0                    0                    0%
Investment

NASCIT                              0                   0                   0                    0                    0%

American                       85,000                   0              85,000               85,000                  1.7%
Opportunity Trust


                                                      Page 16 of ___ Pages





GFS                                 0                   0                   0                    0                    0%
Christopher Mills             125,000                   0             125,000              125,000                  2.6%
Oryx                           40,000                   0              40,000               40,000                  0.8%
Consulta                       40,000                   0              40,000               40,000                  0.8%

- -------------

  * Based on 4,890,073 shares of Common Stock, par value $0.01 per share, outstanding as of August 9, 1996, which is based on information reported in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.


         (c) In the 60 days prior to the date of the filing of this Statement, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                                                No. of       Price
Date              Filing Party                                  Shares       (US$)                Broker

9/4/96            American Opportunity Trust                         2,500      30.750       Dillon Read
9/4/96            J O Hambro & Partners                              1,500      30.750       Dillon Read
9/4/96            NASCIT                                             1,000      30.750       Dillon Read
9/16/96           American Opportunity Trust                        52,500      30.000       Bear Stearns
9/16/96           Oryx                                              20,000      30.000       Bear Stearns
9/16/96           J O Hambro & Partners                             38,500      30.000       Bear Stearns
9/16/96           NASCIT                                            39,000      30.000       Bear Stearns

         All of the above transactions were effected in the open market and were sales.

         (d) The private clients of J O Hambro & Partners have an economic interest in the dividends from, and the proceeds of, sales of Common Stock owned by J O Hambro & Partners. The shareholders of NASCIT, American Opportunity Trust and Oryx have an economic interest in the dividends from, and the proceeds of, sales of Common Stock owned by NASCIT, American Opportunity Trust and Oryx, respectively.

         (e) The Filing Parties, collectively, ceased to be the beneficial owner of more than five percent of the Company's outstanding Common Stock on September 16, 1996.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is amended and restated in its entirety as follows:

         As co-investment advisers to NASCIT, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement entered into among NASCIT, GFS and Christopher Harwood Bernard Mills and an agreement entered into between NASCIT and J O Hambro & Partners, each dated as of January 7, 1993.


                                                        Page 17 of ___ Pages

         As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro & Partners share the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro & Partners.

         As investment manager for Oryx, Consulta has the right to transfer and vote the shares of Common Stock of the Company pursuant to an agreement dated as of February 16, 1995 between Oryx and Consulta. As investment adviser to Oryx, J O Hambro & Partners has the right to transfer the shares of Common Stock of the Company pursuant to an agreement dated as of February 16, 1995 between J O Hambro & Partners and Consulta.

         As investment manager for private clients Sannafi Limited, Seaway Limited, Peak Investments and Lord Stevens of Ludgate Pension Fund, J O Hambro & Partners and Christopher Harwood Bernard Mills, in his capacity as portfolio manager, have the right to transfer and vote the shares of Common Stock of the Company pursuant to either agreements or arrangements entered into with such private clients.

Item 7.      Material to be Filed as Exhibits.

         Item 7 is amended and restated in its entirety as follows:

         The following documents are filed herewith.

         (a) Secondment Services Agreement dated as of January 7, 1993 between NASCIT, GFS and Christopher Mills;

         (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners;

         (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited;

         (d) Investment Management Agreement dated as of January 25, 1996 between J O Hambro & Partners and Peak Investments;

         (e) Investment Management Agreement dated as of February 16, 1995 between Consulta and J O Hambro & Partners;

         (f) Investment Management Agreement dated as of February 16, 1995 between Oryx and Consulta;

         (g) Investment Management Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust;

         (h) Joint Filing Agreement dated as of October 17, 1995 between and among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro Investment, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills; and

                                                  Page 18 of ___  Pages

         (i) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund.


                                                  Page 19 of ___  Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 16 September 1996                          J O HAMBRO & PARTNERS LIMITED


                                                     By:      /s/  RCO Hellyer
                                                              -----------------
                                                     Name:    RCO Hellyer
                                                     Title:   Director

                                                     Executed  on  behalf of the
                                                     parties hereto  pursuant to
                                                     the previously  filed Joint
                                                     Filing Agreement.

                                                  Page 20 of ___ Pages

                                   SCHEDULE A

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Company Limited ("J O Hambro & Company") as of the date hereof.


Name:                                                Rupert Nicholas Hambro
                                                     (Chairman)

Citizenship:                                         British

Business Address:                                    J O Hambro & Company
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Chairman, J O Hambro &
                                                     Company


Name:                                                Richard Alexander Hambro
                                                     (Director)

Citizenship:                                         British

Business Address:                                    J O Hambro & Company
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Chairman, J O Hambro
                                                     Investment Management
                                                     Limited1
                                                     Director, J O Hambro &
                                                     Company


Name:                                                James Daryl Hambro

- --------

       1 J O Hambro Investment Management Limited is principally engaged in the investment advisory business and has its principal business and office at 10 Park Place, London SW1A 1LP England.

                                                     (Managing Director)

Citizenship:                                         British

Business Address:                                    J O Hambro & Company
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Managing Director, J O
                                                     Hambro & Company
                                                     Managing Director, J O
                                                     Hambro & Partners


Name:                                                Richard David Christopher
                                                     Brooke
                                                     (Director)

Citizenship:                                         British

Business Address:                                    J O Hambro & Company
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Director, J O Hambro &
                                                     Company
                                                     Chairman, NASCIT



Name:                                                Robert Charles Orlando
                                                     Hellyer
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro & Company
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro & Company
                                                     Executive Director, J O
                                                     Hambro & Partners
                                                     Executive Director, J O
                                                     Hambro Investment
                                                     Management Limited

                                                     Executive Director, J O
                                                     Hambro Asset
                                                     Management


Name:                                                David Frank Chaplin
                                                     (Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Managing Director, J O
                                                     Hambro Investment
                                                     Management Limited


Name:                                                George M. Magan
                                                     (Director)

Citizenship:                                         British

Business Address:                                    32 Queen Anne's Gate
                                                     London SW1H 9AB
                                                     England

Principal Occupation:                                Chairman, J O Hambro Magan
                                                     & Company
                                                     Limited2


Name:                                                Alton Fernando Irby III
                                                     (Director)

Citizenship:                                         USA

Business Address:                                    32 Queen Anne's Gate
                                                     London SW1H 9AB
- --------

        2 J O Hambro Magan & Company Limited is principally engaged in the corporate finance business.

                                                     England

Principal Occupation:                                Deputy Chairman, J O Hambro
                                                     Magan &
                                                     Company Limited

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Asset Management Limited ("J O Hambro Asset Management") as of the date hereof.

Name:                                                Richard Alexander Hambro
                                                     (Managing Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Asset Management
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Managing Director, J O
                                                     Hambro Asset
                                                     Management
                                                     Chairman, J O Hambro
                                                     Investment Management
                                                     Limited
                                                     Director, J O Hambro &
                                                     Company


Name:                                                Robert Charles Orlando
                                                     Hellyer
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Asset Management
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Asset
                                                     Management
                                                     Executive Director, J O
                                                     Hambro & Company
                                                     Executive Director, J O
                                                     Hambro Investment
                                                     Management Limited
                                                     Executive Director, J O
                                                     Hambro & Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro & Partners Limited ("J O Hambro & Partners") as of the date hereof.


Name:                                                James Daryl Hambro
                                                     (Managing Director)

Citizenship:                                         British

Business Address:                                    J O Hambro & Partners
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Managing Director, J O
                                                     Hambro & Partners
                                                     Managing Director, J O
                                                     Hambro & Company


Name:                                                Robert Charles Orlando
                                                     Hellyer
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro & Partners
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro & Partners
                                                     Executive Director, J O
                                                     Hambro Asset
                                                     Management
                                                     Executive Director, J O
                                                     Hambro Investment
                                                     Management Limited
                                                     Executive Director, J O
                                                     Hambro & Company


Name:                                                Christopher Harwood Bernard
                                                     Mills
                                                     (Director)

Citizenship:                                         British

Business Address:                                    10 Park Place

                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, NASCIT
                                                     Executive Director,
                                                     American Opportunity Trust
                                                     Director, J O Hambro &
                                                     Partners
                                                     Director, Oryx

Name:                                                Claudia Margaret Cecil
                                                     Perkins
                                                     (Director)

Citizenship:                                         British

Business Address:                                    J O Hambro & Partners
                                                     Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Director, J O Hambro &
                                                     Partners

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Investment Management Limited ("J O Hambro Investment") as of the date hereof.


Name:                                                Richard Alexander Hambro
                                                     (Chairman)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Chairman, J O Hambro
                                                     Investment
                                                     Director, J O Hambro &
                                                     Company
                                                     Director, J O Hambro Asset
                                                     Management


Name:                                                David Frank Chaplin
                                                     (Managing Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Managing Director, J O
                                                     Hambro Investment


Name:                                                John Alexander Anderson
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment

Name:                                                Lord Balniel
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment


Name:                                                Geoffrey Leo Alexander
                                                     Galitzine
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment


Name:                                                Robert Charles Orlando
                                                     Hellyer
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment
                                                     Executive Director, J O
                                                     Hambro & Company
                                                     Executive Director, J O
                                                     Hambro Asset Management
                                                     Executive Director, J O
                                                     Hambro & Partners

Name:                                                Christopher Mark Rose
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment


Name:                                                William van Straubenzee
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment


Name:                                                William Alexander Mavourn
                                                     Francklin
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment


Name:                                                Ian Colquhoun Marris
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment


Name:                                                Angus Richard Bonson
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    J O Hambro Investment
                                                     Management Limited
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, J O
                                                     Hambro Investment

The following table sets forth certain information concerning each of the directors and executive officers of North Atlantic Smaller Companies Investment Trust plc ("NASCIT") as of the date hereof.

Name:                                                Richard David Christopher
                                                     Brooke
                                                     (Chairman)

Citizenship:                                         British

Business address:                                    North Atlantic Smaller
                                                     Companies Investment
                                                     Trust plc
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Chairman, NASCIT
                                                     Director, J O Hambro &
                                                     Company


Name:                                                Christopher Harwood Bernard
                                                     Mills
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    North Atlantic Smaller
                                                     Companies Investment
                                                     Trust plc
                                                     10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, NASCIT
                                                     Executive Director,
                                                     American Opportunity Trust
                                                     plc
                                                     Director, J O Hambro &
                                                     Partners
                                                     Director, Oryx

Name:                                                Enrique Foster Gittes
                                                     (Director)

Citizenship:                                         USA

Residence:                                           4 East 82nd Street
                                                     New York, New York 10028

                                                     USA

Principal Occupation:                                Director, NASCIT


Name:                                                Robert D. le P. Power
                                                     (Director)

Citizenship:                                         British

Business Address:                                    SouthCoast Capital
                                                     Corporation3
                                                     575 Lexington Avenue
                                                     7th Floor
                                                     New York, New York 10022
                                                     USA

Principal Occupation:                                Director, SouthCoast
                                                     Capital Corporation


Name:                                                Douglas P C Nation
                                                     (Director)

Citizenship:                                         British

Business Address:                                    Bear Stearns Co. Inc.4
                                                     245 Park Avenue
                                                     New York, NY  10167

Principal Occupation:                                Managing Director, Bear
                                                     Stearns Co. Inc.


Name:                                                The Hon. Peregrine D E M
                                                     Moncreiffe
                                                     (Director)

Citizenship:                                         British

- --------


3  SouthCoast Capital Corporation principally engages in the brokerage business.

4  Bear Stearns Co. Inc. principally engages in the brokerage business.

Business Address:                                    Buchanan Partners Limited5
                                                     Buchanan House
                                                     3 St James's Square
                                                     London SW1Y 4JU
                                                     England

Principal Occupation:                                Director, Buchanan Partners
                                                     Limited
- --------


   5 Buchanan Partners Limited principally engages in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Growth Financial Services Limited ("GFS") as of the date hereof.

Name:                                                Christopher Harwood Bernard
                                                     Mills
                                                     (Director)

Citizenship:                                         British

Business Address:                                    10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, NASCIT
                                                     Executive Director,
                                                     American Opportunity Trust
                                                     Director, J O Hambro &
                                                     Partners
                                                     Director, Oryx

Name:                                                Ivan Alexander Shenkman
                                                     (Director)

Citizenship:                                         British

Residence:                                           34 Royal Crescent, London
                                                     W11
                                                     England

Principal Occupation:                                Consultant


GFS is controlled by Christopher Mills who owns 99% of the share capital.

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                                                R. Alexander
                                                     Hammond-Chambers
                                                     (Chairman)

Citizenship:                                         British

Business Address:                                    Covey Advertising Limited
                                                     1 Fountainhall Road
                                                     Edinburgh EH9 2NL

Principal Occupation:                                Director, Covey Advertising
                                                     Limited6


Name:                                                Christopher Harwood Bernard
                                                     Mills
                                                     (Executive Director)

Citizenship:                                         British

Business Address:                                    10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director,
                                                     American Opportunity Trust
                                                     Executive Director, NASCIT
                                                     Director, J O Hambro &
                                                     Partners
                                                     Director, Oryx

Name:                                                John Gildea
                                                     (Director)

Citizenship:                                         USA

- --------


6  Covey Advertising Limited is principally engaged in the advertising business.

Business Address:                                    Gildea Management Company7
                                                     90 Ferris Hill Road
                                                     New Canaan, Connecticut
                                                     06840
                                                     USA

Principal Occupation:                                President, Gildea
                                                     Management Company



Name                                                 The Hon. James J. Nelson
                                                     (Director)

Citizenship:                                         British

Business Address:                                    Foreign & Colonial
                                                     Ventures8
                                                     8th Floor
                                                     Exchange House
                                                     Primrose Street
                                                     London EC2A 2NY
                                                     England

Principal Occupation:                                Director, Foreign &
                                                     Colonial Ventures


Name:                                                Iain Tulloch
                                                     (Director)

Citizenship:                                         British

Business Address:                                    Murray Johnstone Ltd.9
                                                     7 West Nile Street
                                                     Glasgow G2 2PX
                                                     Scotland
- --------

7 Gildea Management Company is principally engaged in the investment management business.

8 Foreign & Colonial Ventures is principally engaged in the investment management business.

9 Murray Johnstone Ltd. is principally engaged in the investment management business.

Principal Occupation:                                Director, Murray Johnstone
                                                     Ltd.


Name:                                                Philip Ehrmann
                                                     (Director)

Citizenship:                                         British

Business Address:                                    Gartmore Investment
                                                     Management Ltd.10
                                                     Gartmore House
                                                     16 - 18 Monument Street
                                                     London EC3R 8AJ
                                                     England

Principal Occupation:                                Investment Manager,
                                                     Gartmore
                                                     Investment Management Ltd.


- --------


10 Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of Oryx International Growth Fund Limited ("Oryx") as of the date hereof.

Name:                                                Nigel Kenneth Cayzer
                                                     (Chairman)

Citizenship:                                         British

Business Address:                                    14S-149 Borough High Street
                                                     London SE1 1NP
                                                     England

Principal Occupation:                                Chairman, Oriel Group plc11


Name:                                                His Excellency Salim Hassan
                                                     Macki
                                                     (Director)

Citizenship:                                         Omani

Business Address:                                    P.O. Box 4160
                                                     Postal Code 112
                                                     Ruwi
                                                     Sultanate of Oman

Principal Occupation:                                Head of Economic &
                                                     Technical Dept., Ministry
                                                     of Foreign Affairs, Oman


Name:                                                Patrick John McAfee
                                                     (Director)

Citizenship:                                         British

Business Address:                                    Morgan Grenfell12
                                                     23 Great Winchester Street
                                                     London EC2P 2AX
                                                     England
- --------


     11  Oriel Group plc is a holding company for specialist insurance brokers.

     12  Morgan Grenfell is a merchant bank.

Principal Occupation:                                Company Director


Name:                                                Christopher Harwood Bernard
                                                     Mills
                                                     (Director)

Citizenship:                                         British

Business Address:                                    10 Park Place
                                                     London SW1A 1LP
                                                     England

Principal Occupation:                                Executive Director, NASCIT
                                                     Executive Director,
                                                     American Opportunity Trust
                                                     Director, J O Hambro &
                                                     Partners
                                                     Director, Oryx

Name:                                                Harald Lungershausen
                                                     (Director)

Citizenship:                                         German

Business Address:                                    Toblerstrasse 99
                                                     8044 Zurich
                                                     Switzerland

Principal Occupation:                                Company Director


Name:                                                Mohamed Hassan Ghurlam
                                                     Habib
                                                     (Director)

Citizenship:                                         Omani

Business Address:                                    Oman National Insurance
                                                     Company13
                                                     PO Box 2254
                                                     Postal Code 112
                                                     Ruwi
                                                     Sultanate of Oman

- --------


13 Oman National Insurance Company is principally engaged in the insurance business.

Principal Occupation:                                Chief Executive, Oman
                                                     National Insurance
                                                     Company, SAOG


Name:                                                Rupert Arthur Rees Evans
                                                     (Director)

Citizenship:                                         British

Business Address:                                    Ozanne van Leuven Perrot &
                                                     Evans14
                                                     PO Box 186
                                                     1 Le Marchant Street
                                                     St. Peter Port
                                                     Guernsey
                                                     Channel Islands

Principal Occupation:                                Guernsey Advocate
                                                     Partner, Ozanne van Leuven
                                                     Perrot & Evans


Name:                                                Hussan Al Nowais

Citizenship:                                         United Arab Emirates

Business Address:                                    Emirate Holdings
                                                     P.O. Box 984
                                                     Abu Dhabi
                                                     United Arab Emirates

Principal Occupation:                                Chairman and Managing
                                                     Director, Emirate
                                                     Holdings

- --------


14  Ozanne van Leuven Perrot & Evans is a law firm.

The  following  table  sets forth  certain  information  concerning  each of the
directors  and  executive   officers  of  Consulta   (Channel  Islands)  Limited
("Consulta") as of the date hereof.


Name:                                                Gary Michael Brass
                                                     (Director)

Citizenship:                                         British

Business Address:                                    20 St James's Street
                                                     London SW1A 1ES
                                                     England

Principal Occupation:                                Managing Director, Consulta


Name:                                                Jeremy Caplan
                                                     (Director)

Citizenship:                                         British

Business Address:                                    P.O. Box 72
                                                     44 Esplanade
                                                     St Helier
                                                     Jersey

Principal Occupation:                                English Solicitor


Name:                                                Peter Heaps
                                                     (Director)

Citizenship:                                         British

Business Address:                                    Management International
                                                     (Guernsey)
                                                       Limited15
                                                     Bermuda House
                                                     St Julian's Avenue
                                                     St Peter Port
- --------


   15 Management International (Guernsey) Limited is principally engaged in the investment management business.

                                                     Guernsey

Principal Occupation:                                Managing Director
                                                     Management International
                                                     (Guernsey) Limited


Name:                                                Rupert Arthur Rees Evans
                                                     (Director)

Citizenship:                                         British

Business Address:                                    P.O. Box 186
                                                     1 Le Marchant Street
                                                     St Peter Port
                                                     Guernsey

Principal Occupation:                                Guernsey Advocate
                                                     Partner, Ozanne van Leuven
                                                     Perrot & Evans

The following table sets forth certain information concerning each of the directors and executive officers of Consulta Limited.


Name:                                                Harald Alejandro Lamotte
                                                     (Director)

Citizenship:                                         British

Business Address:                                    20 St. James's Street
                                                     London SW1A 1ES
                                                     England

Principal Occupation:                                Investment Fund Manager,
                                                     Consulta Limited


Name:                                                Gary Michael Brass
                                                     (Director)

Citizenship:                                         British

Business Address:                                    20 St. James's Street
                                                     London SW1A 1ES
                                                     England

Principal Occupation:                                Investment Fund Manager,
                                                     Consulta Limited


Name:                                                Nigel Douglas Pilkington
                                                     (Director)

Citizenship:                                         British

Business Address:                                    20 St. James's Street
                                                     London SW1A 1ES
                                                     England

Principal Occupation:                                Investment Fund Manager,
                                                     Consulta Limited

Name:                                                Susan Diana Frances Johns
                                                     (Director)

Citizenship:                                         British

Business Address:                                    20 St. James's Street
                                                     London SW1A 1ES
                                                     England

Principal Occupation:                                Investment Fund Manager,
                                                     Consulta Limited


Name:                                                Thierry Verhaeghe de Naeyer
                                                     (Director)

Citizenship:                                         Belgian

Business Address:                                    20 St. James's Street
                                                     London SW1A 1ES
                                                     England

Principal Occupation:                                Investment Fund Manager,
                                                     Consulta Limited

                                  Exhibit Index
Document                                                                   Page
         The Exhibit Index is amended and restated in its entirety as follows:

         (a) Secondment Services Agreement dated as of January 7, 1993 between NASCIT,
                  GFS and Christopher Mills;

         (b) Administration, Management and Custody Agreement dated as of January 7, 1993 between NASCIT and J O Hambro & Partners;

         (c) Investment Management Agreement dated as of February 29, 1996 between J O Hambro & Partners and Seaway Limited;

         (d) Investment Management Agreement dated as of January 25, 1996 between J O Hambro & Partners and Peak Investments;

         (e) Investment Management Agreement dated as of February 16, 1995 between Consulta and J O Hambro & Partners;

         (f) Investment Management Agreement dated as of February 16, 1995 between Oryx and Consulta;

         (g) Investment Management Agreement dated as of January 7, 1993 between J O Hambro & Partners and American Opportunity Trust;

         (h) Joint Filing Agreement dated as of October 17, 1995 between and among NASCIT, GFS, J O Hambro & Partners, J O Hambro Asset Management, J O Hambro Investment, J O Hambro & Company, American Opportunity Trust, Oryx, Consulta and Christopher Harwood Bernard Mills; and

         (i) Investment Management Agreement dated as of February 9, 1996 between J O Hambro & Partners and Lord Stevens of Ludgate Pension Fund.


                                       -1-